November 8, 2013

H. Roger Schwall, Esq. Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	North Atlantic Drilling Ltd.
First Amended Registration Statement on Form F-1
Filed December 12, 2012
File No. 333-185394
First Amended Registration Statement on Form F-4
Filed December 12, 2012
File No. 333-185395

Dear Mr. Schwall:

Reference is made to the draft confidential registration statement on Form F-1 (the “Original Draft Registration Statement”) of North Atlantic Drilling Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $5.00 per share, under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 26, 2012, including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer that was submitted as Exhibit 99.1 to the Original Draft Registration Statement. By letter dated November 23, 2012, the staff of the Commission (the “Staff”) provided the Company with its comments to the Original Draft Registration Statement. The Original Draft Registration Statement was amended by the revised draft registration statement on Form F-1 (the “Registration Statement on Form F-1”) and, per the Staff’s request, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”), which were filed publicly via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). By letter dated December 20, 2012, the Staff provided the Company with its comments (the “Comment Letter”) to the Registration Statement on Form F-1 and the Registration Statement on Form F-4. The first amended Registration Statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended Registration Statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which respond to the Staff’s comments contained in the Comment Letter are being filed publicly today via EDGAR.

All references to page numbers in the responses below are to page numbers in the First Amended Registration Statement on Form F-1 and First Amended Registration Statement on Form F-4, respectively. Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statements (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

U.S. Securities and Exchange Commission

November 8, 2013

General

1.	Please give effect to comments on one registration statement in your revisions to the other registration statement, in each case where the comments would be applicable to both filings.

The Company advises the Staff that the First Amended Registration Statements reflect the Company’s responses to the numbered comments in the Comment Letter.

REGISTRATION STATEMENT ON FORM F-1

Prospectus Summary, page 1

2.	We have reviewed your response to prior comment 24. Please revise your disclosures here and throughout the filing to remove any reference to “Predecessor” to avoid confusion with the definition of this term under Rule 405 of Regulation C and the related predecessor financial statement presentation requirements.

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Registration Statements to replace all references to “Predecessor” with “NADL Businesses” to avoid confusion with the definition of this term under Rule 405 of Regulation C and the related predecessor financial statement presentation requirements.

Use of Proceeds, page 42

3.	We note your disclosure that you intend to use the net proceeds of this offering for general corporate purposes and working capital. Please revise to discuss the principal reasons for the offering, or provide a cross-reference to where such discussion may be found. See Item 3.C.1. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Registration Statement on Form F-1 (on pp. 13 and 42) to include the following statement: “The principal reason for this offering is to increase the number of our U.S. round lot holders to at least 400 to satisfy the initial listing requirements of the New York Stock Exchange.” The Company supplementally advises the Staff that in the event that the Company identifies a drilling unit for acquisition and proposes to apply the proceeds of a larger initial public offering to such acquisition, the Company undertakes to provide updated disclosure regarding the use of proceeds prior to the commencement of the offering.

Capitalization, page 48

4.	The total Shareholders’ equity amount of $849.7 million does not appear to be a mathematically accurate sum of the component elements presented, which appear to sum to $862.4 million, which also agrees to the corresponding amount in the updated interim balance sheet included in your registration statement. Please revise your disclosure to eliminate any inconsistencies.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has included in the First Amended Registration Statements (on pp 43; and 47) an updated Capitalization table as of June 30, 2013, as adjusted.

Tax Considerations, page 124

5.	We note your response to prior comment 22 from our letter to you dated November 23, 2012. In your response, you cite the following sentence from Item 601(b)(8) of Regulation S-K: “If a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit.” That provides the issuer with a second alternative to filing a complete, long-form opinion of counsel as an exhibit when the filing already includes the complete opinion of counsel. In such a case, you may instead choose to file as an exhibit a short-form opinion of named counsel which makes clear that the specific disclosure in the registration statement regarding the referenced material tax consequences does in fact constitute its opinion. Consequently, please obtain and file as exhibits with your next amended registration statement the required opinions of MJM Limited and Seward & Kissel LLP. We refer you to Section III.B.2 of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011), which may be found at http://www.sec.gov/interps/legal/cfslb19.htm.

The Company advises the Staff that it has filed the opinions of Seward & Kissel LLP and MJM Limited as exhibits to the First Amended Registration Statement on Form F-1 and the opinions of Seward & Kissel LLP and Wiersholm AS as exhibits to the First Amended Registration Statement on Form F-4, which relate to certain tax matters.

Exhibits and Financial Statement Schedules, page II-2

6.	Please file executed versions of the exhibits where available, or explain to us why draft versions have been provided. For example, we note that Exhibit 10.5 omits the precise date at page 4 and it has not been signed.

The Company advises the Staff that it has filed draft “form of” versions of exhibits where final versions are not yet executed.

U.S. Securities and Exchange Commission

November [8], 2013

Exhibit 5.1 (draft opinion of counsel)

7.	Please obtain and file a new or revised opinion of counsel which no longer assumes “the authority of all individuals who have executed any of the Documents” and “that the Resolutions are in full force and effect and have not been rescinded in whole or in part,” since it appears such matters may be addressed by the company in the certificates it or its officers provide to named counsel. This comment also applies to the parallel opinion rendered by counsel in connection with the legality opinion filed as exhibit 5.1 to the Form F-4.

In response to the Staff’s comment, the Company has filed opinions of counsel as exhibits to the First Amended Registration Statements that have been revised to remove the assumptions referenced above.

REGISTRATION STATEMENT ON FORM F-4

8.	Please confirm that the information contained in the registration will give effect, as applicable, to your concurrent initial public offering. For example, we note your disclosure under “Security Ownership of Certain Beneficial Owners and Management” appears to contemplate only your exchange offer.

The Company advises the Staff that the disclosure under the headings “Capitalization” and “Security Ownership of Certain Beneficial Owners and Management” in the First Amended Registration Statement on Form F-4 has been revised to give effect to the Company’s concurrent initial public offering, based on an assumed offering price. It does not contemplate the final pricing information of the initial public offering because it is expected that such information will not be known to the Company when the First Amended Registration Statement on Form F-4 is declared effective and the final prospectus is mailed to shareholders.

Expiration Date; Extensions; Amendments; Termination, page 120

9.	We note your response to prior comment 30 from our letter to you dated November 23, 2012. Please revise your disclosure to include the content of your response.

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Registration Statement on Form F-4 (on pp. 129) to include the following statement: “In the event of an extension of the exchange offer, the Company undertakes to issue public notice thereof no later than 9 a.m. Eastern Time on the next business day after the scheduled expiration date of the exchange offer in accordance with the Exchange Act Rule 14e-1(d).”

Taxation, page 132

10.	Insofar as the disclosure appears to constitute the opinion of named Norway counsel, please file as an exhibit the required short-form opinion. See the related comment number 5, above.

The Company advises the Staff that it has filed the opinion of the Company’s Norwegian counsel, Wiersholm AS, as an exhibit to the First Amended Registration Statement on Form F-4, which relates to certain tax matters.

U.S. Securities and Exchange Commission

November [8], 2013

11.	We note the statement in the second paragraph at page 132 that prospective investors “should consult” their own tax advisors. While you may encourage such reference, please revise to eliminate any possible suggestion that an investor may not rely on the disclosure contained therein. See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.D.1.

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Registration Statements (on pp. 130 and 141) to eliminate the above referenced language.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Appendix 1

NORTH ATLANTIC DRILLING LTD.

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08

Bermuda

November 8, 2013

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

First Amended Registration Statement on Form F-1

Filed December 12, 2012

File No. 333-185394

First Amended Registration Statement on Form F-4

Filed December 12, 2012

File No. 333-185395

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, NORTH ATLANTIC DRILLING LTD.

By:	/s/ Rune Magnus Lundetrae
Name:	Rune Magnus Lundetrae
Title:	Chief Financial Officer